Exhibit 99.1

January 27, 2010

ATTUNITY REPORTS FOURTH QUARTER AND FULL YEAR
2009 RESULTS

Achieved $1.6 million of Non-GAAP operating profit in FY 2009 and posts a record quarterly Non-GAAP operating profit for 2009

Burlington, MA– January 27, 2010 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration and event capture software, reported today its financial results for the fourth quarter and full year ended December 31, 2009.

Commenting on the results, Shimon Alon, Attunity's Chairman and CEO, stated, “We are pleased, as demonstrated by our financial results for the fourth quarter and for the full year 2009, that we turned into profitability and have generated a positive cash flow in 2009. During the year, we focused the turn-around on further developing our core leading products, introducing product lines for the real-time data integration market, extending our offerings into the operational data replication market, strengthening our partnerships with market leaders, and expanding our offering to the large open system market".

Financial Highlights of Q4 2009 and FY 2009
•	A Non-GAAP operating profit of $1.6 million in 2009 compared to $1.4 million loss in 2008.
•	A Non-GAAP operating profit of $0.7 million for Q4 2009, setting a quarterly record for 2009.
•	Continuous improvement of Non-GAAP operating profit quarter-over-quarter in 2009.
•	Record quarterly revenues in 2009 of $2.7 million, compared to $2.2 million in Q4 2008
•	License revenues of $1.3 million in Q4 2009 compared to $0.9 million in Q4 2008

Q4 2009 Financial Summary
•	Revenues: $2,685,000, compared to $2,200,000 in the fourth quarter of 2008.
•
Net Operating Profit/Loss – (Non GAAP): $725,000 profit, compared to $970,000 net operating loss in the fourth quarter of 2008. Non-GAAP operating profit (loss) excludes software development costs, capitalization and amortization (see footnote 1 at the end of this release) and equity based compensation expenses (see footnote 2).

•	Net Operating Profit/Loss – (GAAP): $79,000 profit, compared to $1,452,000 net operating loss in the fourth quarter of 2008.
•
Net Profit/Loss (Non-GAAP): $649,000 net profit compared to net loss of $1,000,000 in the fourth quarter of 2008. Non-GAAP net profit (loss) excludes software development costs, capitalization and amortization (see footnote 1), equity- based compensation expenses (see footnote 2) and revaluation of conversion features related to our convertible debt and outstanding warrants (in 2008, non-cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan) - see footnote 3.

•	Net Profit/Loss (GAAP): $41,000, compared to $1,705,000 net loss in the fourth quarter of 2008.
•	Net Profit/Loss per Diluted Share (Non-GAAP): $0.02 net profit per diluted share compared to net loss per diluted share of $0.04 in the fourth quarter of 2008.
•	Net Profit/Loss per Diluted Share (GAAP): $0.00 net profit per diluted share, compared to net loss per diluted share of $0.07 in the fourth quarter of 2008.

FY 2009 Financial Summary
•	Revenues: $9,453,000, compared to $11,472,000 in 2008.
•
Net Operating Profit/Loss – (Non GAAP): $1,578,000 net operating profit, compared to $1,402,000 net operating loss in 2008. Non-GAAP operating profit (loss) excludes software development costs, capitalization and amortization (see footnote 1 at the end of this release), and equity-based compensation expenses (see footnote 2).

•	Net Operating Profit /Loss – (GAAP): $588,000 net operating loss, compared to $2,547,000 net operating loss in 2008.
•
Net Profit/Loss (Non-GAAP): $1,263,000 net profit compared to net loss of $2,040,000 in 2008. Non-GAAP net profit (loss) excludes software development costs, capitalization and amortization (see footnote 1), and equity-based compensation expenses (see footnote 2), and revaluation of conversion features related to its convertible debt and outstanding warrants  and  non-cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long-term loan, (see footnote 3).

•	Net Loss (GAAP): $1,303,000, compared to $3,857,000 in 2008.
•	Net Profit/Loss per Diluted Share (Non-GAAP): $0.04 net profit per diluted share compared to net loss per diluted share of $0.09 in 2008.
•	Net Loss per Diluted Share (GAAP): $0.05 net loss per diluted share, compared to net loss per diluted share of $0.17 in 2008.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Mr. Alon concluded, “We are looking forward to 2010, as we plan to focus on growth of revenues. Responding to market demand, we intend to continue to introduce new products for the real-time data integration market to meet the requirements of our users and partners. We will also continue our focus on the large markets of Oracle, Microsoft, IBM, SAP and HP as well as other leading Business Intelligence (BI) solutions, while strengthening our partnerships with these leading market players.”

About Attunity
Attunity is a leading provider of real-time data integration and event capture software. Using our software solutions such as Attunity Connect, a real-time connectivity software, or Attunity Stream, our log-based, real-time change-data-capture software, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net profit (loss), net operating profit (loss) and net profit (loss) per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86 and non-cash financial expenses such as revaluation of  conversion features related to its convertible debt and outstanding warrants in accordance with EITF 07-5 (affected, among other factors, by changes in Attunity ‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss future introduction of new real-time data integration products, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the near future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2010 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:

Dror Elkayam, VP Finance Attunity Ltd. Tel. +972 9-899-3000 dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF December 31, 2009

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2009	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,428	480
Restricted cash	208	206
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $15 at both December 31 , 2009 and December 31, 2008)	761	502
Other accounts receivable and prepaid expenses	145	221

Total current assets	2,542	1,409

LONG-TERM ASSETS:
Long-term prepaid expenses	86	106
Severance pay fund	1,098	1,121
Property and equipment, net	241	371
Software development costs, net	1,615	3,585
Goodwill	6,313	6,234
Deferred charges, net		204

Total long-term assets	9,353	11,621

Total assets	11,895	13,030

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,	December 31,
	2009	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	917	412
Current maturities of long-term convertible debt	333	1,781
Trade payables	204	389
Deferred revenues	1,991	2,220
Employees and payroll accruals	819	1,079
Accrued expenses and other liabilities	988	1,008

Total current liabilities	5,252	6,889

LONG-TERM LIABILITIES:
Long-term convertible debt	1,667
Long-term debt	1,083	2,063
Revaluation of Liabilities presented at fair value	303
Accrued severance pay	1,548	1,546

Total long-term liabilities	4,601	3,609

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -	920	720
Authorized: 130,000,000 shares at December 31 , 2009 and December 31, 2008. Issued and outstanding: 31,571,150 shares at December 31, 2009 and 23,196,236 at December 31, 2008
Additional paid-in capital	102,095	104,279
Accumulated other comprehensive loss	(453)	(455)
Accumulated deficit	(100,520)	(102,012)

Total shareholders' equity	2,042	2,532

Total liabilities and shareholders' equity	11,895	13,030

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	12 months ended December 31,		3 months ended December 31,
	2009	2008	2009	2008

Software licenses	4,126	5,373	1,311	889
Maintenance and services	5,327	6,099	1,374	1,311

	9,453	11,472	2,685	2,200
Operating expenses:
Cost of revenues	3,070	2,624	814	748
Research and development, net	1,894	2,916	489	763
Selling and marketing	3,469	6,341	957	1,470
General and administrative	1,608	2,138	346	671

Total operating expenses	10,041	14,019	2,605	3,652

Operating profit (loss)	(588)	(2,547)	79	(1,452)

Financial expenses, net	697	1,250	42	263
Other expense (income)	(10)		-

Profit (Loss) before income taxes	(1,275)	(3,797)	37	(1,716)
Taxes on income	28	60	(4)	(11)

Net profit (loss)	(1,303)	(3,857)	41	(1,705)

Basic net and diluted loss per share	$(0.05)	$(0.17)	$0.00	$(0.07)

The above items are inclusive of the following equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	40	94	21	11
Equity-based compensation expense included in "Selling and marketing"	83	149	18	26
Equity-based compensation expense included in "General and administrative"	74	79	21	29

	196	322	60	66
Net basic and diluted equity-based compensation expense, per share	$(0.05)	$(0.17)	$0.00	$(0.07)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	Capital	loss	deficit	loss	equity

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(98,155)		6,058
							-
Stock-based compensation	-	-	355	-			355
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,857)	(3,857)	(3,857)
Total comprehensive loss						(3,881)	2,532

Balance as of December 31, 2008	23,196,236	720	104,279	(455)	(102,012)		2,532

Stock-based compensation	-		196				196
Other comprehensive loss:			(3,117)		2,795		(322)
Foreign currency translation adjustments	-	-		2			2
conversion of short term loan	3,276,396	79	314				393
issuance of shares (rights offering)	4,982,358	119	410				529
Exercise of warrants	116,160	2	12				14
Net loss	-	-			(1,303)	(1,303)	(1,303)
Total comprehensive loss
Balance as of December 31, 2009	31,571,150	920	102,095	(453)	(100,520)	(1,303)	2,042

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	12 months ended December 31,
	2009	2008

Cash flows from operating activities:
Net loss from continued operations	(1,303)	(3,857)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Decrease (increase) in restricted cash	(2)
Depreciation	149	243
Stock based compensation	196	322
Amortization of deferred expenses	25	219
Amortization of debt discount	126	682
Amortization of software development costs	2,348	1,658
Increase (decrease) in accrued severance pay, net	25	110
Decrease (increase) in trade receivables	(255)	373
Decrease ( increase) in other accounts receivable and prepaid expenses	79	255
Increase (decrease) in long-term prepaid expenses	20	(34)
Increase (decrease) in trade payables	(186)	(64)
Increase (decrease) in deferred revenues	(327)	(2)
Increase (decrease) in employees and payroll accruals	(265)	(142)
Decrease(increase) in accrued expenses and other liabilities	(77)	(83)
Increase (decrease) in Long term liabilities	(20)	63
Increase (decrease) in revaluation of Liabilities presented at fair value	253	-

Net cash provided by (used in) operating activities from continued operations (reconciled from continuing operations)	787	(257)
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)

Net cash provided (used) by operating activating	787	(257)

Cash flows from investing activities:
Restricted cash, net	-	(47)
Purchase of property and equipment	(19)	(38)
Capitalization of software development costs	(378)	(837)

Proceeds from sale of property equipment	-	-

Net cash used in investing activities	(397)	(922)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	-
Issuance of shares
Receipt of Short term debt, net - converted to Capital	543	402
Repayment of long-term debt	(10)	(17)

Net cash provided by (used in) financing activities	533	385

Foreign currency translation adjustments on cash and cash equivalents	25	(47)

Decrease (increase) in cash and cash equivalents	948	(841)
Cash and cash equivalents at the beginning of the period	480	1,321

Cash and cash equivalents at the end of the period	1,428	480

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	153	175
Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as part of capitalization of software development costs	6	35
Issuance of warrant and extension of contractual period of warrants in consideration of long-term loan	-	-

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	12 months ended		3 months ended
	December 31,		December 31,
	2009	2008	2009	2008

GAAP operating profit (loss)	(588)	(2,547)	79	(1,452)

Software development costs capitalization and amortization (1)	1,970	823	586	416
Stock based compensation (2)	196	322	60	66
Non-GAAP operating profit (loss)	1,578	(1,402)	725	(970)

GAAP net profit (loss)	(1,303)	(3,857)	41	(1,705)

Software development costs capitalization and amortization (1)	1,970	823	586	416
Stock based compensation (2)	196	322	60	66
Financial expenses (3)	400	672	(38)	223

Non-GAAP net profit (loss)	1,263	(2,040)	649	(1,000)

GAAP basic and diluted net profit (loss) per share	(0.05)	(0.17)	0.00	(0.07)

Software development costs capitalization and amortization (1)	0.07	0.04	0.02	0.02
Stock based compensation (2)	0.01	0.01	0.00	0.00

Financial expenses (3)	0.01	0.03	(0.00)	0.01

Non-GAAP and diluted net profit (loss) per share	0.04	(0.09)	0.02	(0.04)

(1) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	(378)	(836)	(32)	(148)
Amortization	2,348	1,659	618	564

	1,970	823	586	416

(2) Equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	40	94	21	11
Equity-based compensation expense included in "Selling and marketing"	83	149	18	26
Equity-based compensation expense included in "General and administrative"	74	79	21	29

	196	322	60	66

“Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(3) Financial expenses:
Amortization of debt discount	125	513		170
Revaluation of warrants and conversion features of long term debt	255		(38)
Amortization of deferred charges	20	159		53
	400	672	(38)	223